
Mail Stop 3010

May 3, 2010

Brett White
Chief Executive Officer
CB Richard Ellis Group, Inc.
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, California

> **Re: CB Richard Ellis Group, Inc.
> Form 10-K for the year ended 12/31/2009
> Filed on 3/01/2010
> File No. 001-32205**

Dear Mr. White:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.   We note that you have filed a proxy statement on April 19, 2010. We also note that information required by Part III of your Form 10-K for fiscal year end 12/31/2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 38

2.   We note that you determined that no impairment of goodwill or other non-amortizable intangible assets existed for 2009. Given the current economic conditions and continued decline in your revenues, please provide us and disclose in future filings how you considered these factors in determining that no further impairment charge was necessary.

Liquidity and Capital Resources, page 56

3.   In efforts to provide clarifying disclosure in light of your discussion throughout the filing of various regulations and the corresponding impact of such regulations on your business, please tell us if your business has any material legal or economic restrictions on the ability of the company's subsidiaries to transfer funds to the company. If so, please confirm to us that you will provide disclosure that complies in future filings.

Significant Indebtedness, page 63

4.   Please refer to you discussion of your funding arrangement with Fannie Mae under the ASAP Program on pages 63 and 112. Please explain to us how you account for your commitments as it relates to repurchase of interest in loans previously sold, delivery of whole loan execution or securitization into mortgage backed security. Please refer us to the accounting literature you relied upon for your accounting treatment.

Consolidated Statements of Operations, page 75

5.   Given the apparent significance of your equity loss from unconsolidated subsidiaries for 2009, please explain to us how you considered Rule 3-09 of Regulation S-X as it relates to the requirements for separate financial statements of equity method investees.

Item 15. Exhibit and Financial Statement Schedules, page 148

3. Exhibits

6.   We note that exhibits 10.1(a), 10.1(b), 10.1(c), 10.1(e), and 10.1(h) only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete

agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreements themselves are no longer material to investors.

Schedule III – Real Estate Investments and Accumulated Depreciation, page 150

7.   For each of your material projects identified under this subheading, in future filings, disclose the nature of your title to, or other interest in, such properties. Please also revise your disclosure in the Business section in future filings to discuss the current status of any material project in greater detail and to provide any relevant real estate operating data on a portfolio basis, i.e. average rents, occupancy, lease expirations, tenant type, property type and geographic diversification. Please tell us how you plan to comply.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel